

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2020

Rahul Kakkar, MD
Chief Executive Officer
Pandion Therapeutics Holdco LLC
134 Coolidge Avenue
Watertown, Massachusetts 02472

      Re: Pandion Therapeutics Holdco LLC
         Draft Registration Statement on Form S-1
         Filed May 22, 2020
         CIK No. 0001807901

Dear Dr. Kakkar:

     We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 22, 2020

Prospectus Summary
Overview, page 1

1.   We note your statements throughout your filing that you believe your product candidate, PT101, may potentially be best-in-class or have best-in-class selectivity for Treg cells over other types of immune cells. Given the early stage of development, and your statements that your approach to discovery and development is unproven, these statements are overly speculative and inappropriate. Please remove these statements from the descriptions of your product candidates.

Our Programs, page 3

2. Please revise your table to include target indications for all product candidates included in the table and explain the symbols included in the "Location" column.

3. With respect to your table on pages 3 and 114, it appears that your identified product candidates are part of the research programs. Therefore, some of the items appear redundant. For example, we note PT001 and PT002 are all discussed together with the description of your tether programs. To the extent these are unique material product candidates and programs, please discuss them individually. Product candidates and programs that are not material to your current operations should not be included in your table. These items may be more appropriate for discussion in the Business section than in the Summary.

4. Please delete the line item titled "New Effectors" from the table. If these programs include material programs that are not otherwise depicted you can include them separately. Alternatively, you may discuss additional programs in the Business section.

Risks Associated with Our Business, page 5

5. Please expand your disclosure in the last bullet point to highlight the known risks associated with certain European and other foreign patents and applications owned by third parties that may inhibit your lead product candidate, PT101, consistent with your discussion on pages 35 and 41.

Implications of Being an Emerging Growth Company, page 8

6. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 13

7. We note your disclosure on page 73 and on page 186 that your exclusive forum provision does not apply to actions arising under the Securities Act or the Exchange Act. Please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Use of Proceeds, page 76

8. Refer to the first and second bullet points. Please clarify whether or not you expect to complete the planned Phase 1b/2a clinical trial for PT101 and the IND-enabling studies for PT627 and PT001 with the proceeds of the offering. Please specify how far in the development of each of your identified preclinical candidates and your various discovery programs you expect to reach with the proceeds of the offering. To the extent any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the

sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Revenue Recognition, page 101

9.   We note from your disclosures on page F-48 that the contractual term under the Astellas
        Agreement is five years but you have estimated that your research and development
        commitments will be substantially completed by the end of 2022. Please revise your
        disclosure to clearly explain the significant factors management considered in determining
        the term of your performance obligation.

Equity-based Compensation, page 102

10.   Once you have an estimated offering price or range, please explain to us how you
        determined the fair value of the common stock underlying your equity issuances and the
        reasons for any differences between the recent valuations of your common stock leading
        up to the IPO and the estimated offering price. This information will help facilitate our
        review of your accounting for equity issuances including stock compensation.

Business
Our Focus: A Network-Based Conceptualization of the Immune System, page 109

11.   We note your reference to a "graphic below" in both your description on "Node:
        Inhibitory Checkpoints (i.e. PD-1)" and "Node: Soluble Mediators (i.e. CD39)." Please
        revise to make clear the specific graphic you are referencing by either including the
        graphic directly below or label and identify the figure accordingly.

Our Programs, page 114

12.   Please revise the text accompanying the charts on page 123 to explain exactly what
        the Y axis in each chart represents and how it is calculated. Please also revise the chart on
        page 123 so that the text is legible.

Intellectual Property, page 128

13.   We note your risk factor discussion on pages 35 and 41 regarding various third party
        patents and patent applications that may affect your product candidates. To the extent that
        any such third party patents or applications may have a material effect on any of your
        product candidates, please expand your disclosure here to discuss.

License and Collaboration Agreements, page 129

14.   Please expand your discussion of the collaboration and license agreement with Astellas
        Pharma Inc. to quantify and clarify the duration of the agreement, consistent with your
        disclosure on page F-28.

15.   We note your disclosed that you are not permitted to use tether identified in the research plan during the term of the Astellas agreement. Please disclose the identity of the tethers that are part of the research plan or explain why you believe this prohibition does not materially restrict your operations.

Financial Statements
Consolidated Balance Sheets, page F-3

16.   We note that your redeemable convertible preferred stock and shares are included in "Total liabilities and members'/stockholders' deficit" even though these issuances have been classified as mezzanine equity. Please revise this line item to clearly indicate that it also includes amounts classified as mezzanine equity. Refer to Rule 5-02(27)(d) of Regulation S-X.

Note 8 - Commitments and Contingencies, page F-21

17.   We note the disclosure of your agreements with Distributed Bio on page 105. Please tell us why you have not provided financial statement footnote disclosure of the material terms of these agreements under ASC 440.

Note 15 - Net Loss Per Share
Unaudited Pro Forma Net Loss Per Share, page F-31

18.   We note that incentive shares were excluded from your pro forma weighted average shares outstanding. However, in your table, the adjustment indicates that convertible preferred shares and incentive shares are included in pro forma weighted average shares outstanding. Please clarify how incentive shares were treated in the pro forma calculation.

        You may contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Suzanne Hayes at 202-551-3675 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Lia Der Marderosian